FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 22, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
22 February 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS') across two transactions, Transaction 1 and Transaction 2 (together the 'Transactions').

The purchases form part of the Company's existing share buyback programmes, with Transaction 1 purchases effected pursuant to the instructions issued by the Company to UBS on 28 July 2023, as announced on 31 July 2023 and Transaction 2 purchases effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

Aggregated information relating to the Transactions is set out in the tables below.

Transaction 1:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 February 2024	0	0.00	0.00	0.0000	LSE
22 February 2024	0	0.00	0.00	0.0000	CHIX
22 February 2024	0	0.00	0.00	0.0000	BATE

Transaction 2:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 February 2024	14,690	228.90	227.00	228.2817	LSE
22 February 2024	12,302	229.50	229.50	229.5000	CHIX
22 February 2024	13,307	229.00	228.20	228.8581	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

The Company intends to cancel all of the Ordinary Shares repurchased under the Transactions. Following the settlement of the transactions, the Company will hold 175,683,886 Ordinary Shares in treasury and have 8,749,168,000 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Details of the Transactions
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction 2:
Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
21 February 2024	08:20:58	BST	2195	229.00	BATE	1556856
21 February 2024	08:20:58	BST	346	229.00	BATE	1556854
21 February 2024	08:21:04	BST	2217	228.90	BATE	1557013
21 February 2024	08:32:38	BST	2757	229.00	BATE	1570775
21 February 2024	08:32:38	BST	1931	229.00	BATE	1570773
21 February 2024	08:33:37	BST	451	228.80	BATE	1572142
21 February 2024	08:33:37	BST	1919	228.80	BATE	1572140
21 February 2024	08:36:05	BST	1491	228.20	BATE	1574841
21 February 2024	08:23:41	BST	1851	229.50	CHIX	1559978
21 February 2024	08:23:41	BST	4710	229.50	CHIX	1559976
21 February 2024	08:23:41	BST	2245	229.50	CHIX	1559974
21 February 2024	08:23:41	BST	757	229.50	CHIX	1559972
21 February 2024	08:26:20	BST	2739	229.50	CHIX	1562795
21 February 2024	08:20:47	BST	1377	228.90	LSE	1556696
21 February 2024	08:20:47	BST	1124	228.90	LSE	1556694
21 February 2024	08:32:39	BST	1648	228.90	LSE	1570802
21 February 2024	08:32:39	BST	770	228.90	LSE	1570800
21 February 2024	08:36:05	BST	1789	228.20	LSE	1574845
21 February 2024	08:36:05	BST	374	228.20	LSE	1574843
21 February 2024	08:37:59	BST	2203	228.60	LSE	1576678
21 February 2024	08:44:04	BST	2350	228.00	LSE	1583120
21 February 2024	08:44:04	BST	24	228.00	LSE	1583118
21 February 2024	08:49:39	BST	1647	227.60	LSE	1589068
21 February 2024	08:56:26	BST	1384	227.00	LSE	1596011

Date: 22 February 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary